1-15276

P.E. 4-01-02

02031293

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number 0-15276

For the month of: **April, 2002**

CLEARLY CANADIAN BEVERAGE CORPORATION

(Translation of registrant's name into English)

2489 Bellevue Avenue,
West Vancouver, British Columbia, Canada V7V 1E1
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F __X__ Form 40-F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 - ___]

. . ./2

This Form 6-K consists of:

1. Summary of material change (as stated below).

2. News Release dated April 29, 2002 (as attached).

CLEARLY CANADIAN CONCLUDES ENGAGEMENT OF MCDONALD INVESTMENTS

VANCOUVER, B.C., April 29, 2002 --- Clearly Canadian Beverage Corporation ("Clearly Canadian" or the "Company") (TSE: CLV; OTCBB: CCBC) today announced that it has recently concluded the engagement of McDonald Investments as its investment banker and financial advisor.

Working with McDonald Investments, Clearly Canadian completed a strategic restructuring in 2001 and the first quarter of 2002, highlighted by the Company's U.S. subsidiary's divestiture of its U.S.–based production facility assets and bottling plant and its branded water and private label bottled water business – initiatives that Clearly Canadian anticipates will reduce costs while improving its financial and operational position.

"As a result of our strategic restructuring, Clearly Canadian can now focus on its core competencies – the marketing of premium alternative beverages – and to direct greater focus on the selling and marketing of the Company's beverage brands in an effort to maximize shareholder value and to provide additional working capital for our marketing initiatives," said Douglas Mason, President and Chief Executive Officer of Clearly Canadian Beverage Corporation.

Appointment of COO

As part of Clearly Canadian's strategic restructuring, the Company also announced that it has recently appointed Tom Koltai to the position of Chief Operating Officer. In his role, Mr. Koltai will be responsible for directing the efforts of the Company's sales, marketing and operations departments in an effort to increase the efficient use of Company resources.

Mr. Koltai has held several senior positions within the Company since joining Clearly Canadian in February 1995, most recently as its Vice President of Operations. Prior to arriving at Clearly Canadian, Mr. Koltai's experience included a 14-year career at Molson Breweries, Petro-Canada and Gulf Canada Products Limited. He earned his degree in Economics from the University of Victoria.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone™, which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

. . ./3

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the effects of its strategic restructuring efforts and the potential benefits of such efforts and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 29th day of April, 2002.

CLEARLY CANADIAN BEVERAGE CORPORATION
(Registrant)

By: ______________________________
Bruce E. Morley, Chief Legal Officer

P:\word\2002\releases\0429\form6k.doc

CLEARLY CANADIAN.

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN CONCLUDES ENGAGEMENT OF MCDONALD INVESTMENTS

VANCOUVER, B.C., April 29, 2002 --- Clearly Canadian Beverage Corporation ("Clearly Canadian" or the "Company") (TSE: CLV; OTCBB: CCBC) today announced that it has recently concluded the engagement of McDonald Investments as its investment banker and financial advisor.

Working with McDonald Investments, Clearly Canadian completed a strategic restructuring in 2001 and the first quarter of 2002, highlighted by the Company's U.S. subsidiary's divestiture of its U.S.-based production facility assets and bottling plant and its branded water and private label bottled water business – initiatives that Clearly Canadian anticipates will reduce costs while improving its financial and operational position.

"As a result of our strategic restructuring, Clearly Canadian can now focus on its core competencies – the marketing of premium alternative beverages – and to direct greater focus on the selling and marketing of the Company's beverage brands in an effort to maximize shareholder value and to provide additional working capital for our marketing initiatives," said Douglas Mason, President and Chief Executive Officer of Clearly Canadian Beverage Corporation.

Appointment of COO

As part of Clearly Canadian's strategic restructuring, the Company also announced that it has recently appointed Tom Koltai to the position of Chief Operating Officer. In his role, Mr. Koltai will be responsible for directing the efforts of the Company's sales, marketing and operations departments in an effort to increase the efficient use of Company resources.

Mr. Koltai has held several senior positions within the Company since joining Clearly Canadian in February 1995, most recently as its Vice President of Operations. Prior to arriving at Clearly Canadian, Mr. Koltai's experience included a 14-year career at Molson Breweries, Petro-Canada and Gulf Canada Products Limited. He earned his degree in Economics from the University of Victoria.

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone ™ which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian and CC Beverage may be obtained on the world wide web at www.clearly.ca.

(more)

CLEARLY CANADIAN BEVERAGE CORPORATION
2489 Bellevue Ave., West Vancouver British Columbia, Canada V7V 1E1
Telephone (604) 922-8100
Facsimile (604) 922-8195
TOLL FREE IN U.S.A 1-800-663-5658
TOLL FREE IN CANADA 1-800-663-0227

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as "expects", "intends", "anticipates", "likely", "believes" and words of similar import also identify forward-looking statements. Forward-looking statements are based on current facts and analyses and include the Company's expectations regarding the effects of its strategic restructuring efforts and the potential benefits of such efforts and activities on the Company's results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company's ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company's ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company's products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

Stuart R. Ross
Chief Financial Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)
Clive Shallow, Investor Relations Manager
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)